VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
(949) 543-2000

May 5, 2006

VIA EDGAR CORRESPONDENCE AND
FACSIMILE (202) 772-9210

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Geoffrey M. Ossias

Re:	VitalStream Holdings, Inc.
Registration Statement on Form S-3
Registration No. 333-132919

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, VitalStream Holdings, Inc., hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, May 10, 2006, or as soon thereafter as practicable.

VitalStream Holdings, Inc. acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve VitalStream Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) VitalStream Holdings, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VITALSTREAM HOLDINGS, INC.

By:	/s/ Mark Belzowski

Mark Belzowski Chief Financial Officer